FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 2 DATED SEPTEMBER 23, 2004
TO THE PROSPECTUS DATED JUNE 18, 2004

     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”) and Supplement No. 1 to the Prospectus, dated September 9, 2004. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

     The purposes of this Supplement are as follows:

•	to describe the status of the offering of common shares in Hines REIT; and

•	to describe the acquisition of interests in two office buildings in San Francisco, California by the Core Fund.

Status of the Offering

     We will not commence real estate operations until we receive and accept gross offering proceeds of $10,000,000. As of June 30, 2004, we had not received any subscriptions for common shares. From July 1, 2004 through September 22, 2004, we received subscriptions for 172,339 common shares, representing gross offering proceeds of $1,720,670. The proceeds of such subscriptions are being held in escrow until the minimum offering described above is reached. As of September 21, 2004, 199,827,661 common shares remained available for sale to the public pursuant to the offering, exclusive of common shares available under Hines REIT’s dividend reinvestment plan.

Acquisition of Interests in 55 Second Street and 101 Second Street in San Francisco, California by the Core Fund

     General

     As more fully described in the Prospectus, the Company has entered into a contract with an affiliate of Hines to acquire a $35,000,000 interest in the Core Fund. When the minimum offering is reached, we will invest the net proceeds received therefrom, as well as the net proceeds from the $10,000,000 an affiliate of Hines will contribute to the Operating Partnership, to acquire an interest in the Core Fund.

     On September, 20, 2004, Hines 55 Second Street LP (“Hines 55”) and Hines 101 Second Street LP (“Hines 101”) acquired the office buildings located at 55 Second Street and 101 Second Street, respectively, in the central business district of San Francisco, California (the “Properties”). Hines 55 and Hines 101, each indirect subsidiaries of the Core Fund, were formed for the purpose of these acquisitions.

     The Properties were acquired from Cousins/Meyers II, LLC and Cousins/Meyers Second Street Partners, L.L.C., subsidiaries of Cousins Properties Incorporated. The sellers are unaffiliated with the Company, the Core Fund, Hines or their affiliates. The aggregate purchase price for the Properties, including transaction and working capital costs and prepayment and interest rate buy-down fees, was approximately $305,000,000. The acquisition was funded by (i) cash proceeds contributed to the Core Fund or subsidiaries of the Core Fund by affiliates of Hines and third-party institutional investors, (ii) proceeds from a $22,978,000 mezzanine loan, (iii) proceeds from an $80,000,000 mortgage loan secured by 55 Second Street, and (iv) the assumption of a mortgage loan secured by 101 Second Street which, after the closing, had a principal amount of $75,000,000. The debt is more fully described below. The purchase price for these acquisitions was determined through negotiations between the sellers and the advisor of the Core Fund. The Company will pay no fees or compensation to the Core Fund, its general partner or advisor in connection with the Core Fund’s acquisition of the Properties. In connection with this acquisition, we expect third-party investors in the Core Fund will pay an affiliate of Hines advising the Core Fund acquisition fees totaling approximately $2.3 million.

     The Core Fund currently has no plans for material renovations or other capital improvements at either of the Properties. We believe each of the Properties is suitable and adequate for its intended purpose and is adequately covered by insurance. Each of the Properties will be managed by Hines. The cost of each of the Properties (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis. The Properties are located in the Mission Street Corridor of the South Financial District of the highly-competitive San Francisco office market.

     Set forth below is a description of each of the Properties.

     55 Second Street (the KPMG Building)

     55 Second Street was substantially completed in 2002 and has 25 office stories with approximately 379,330 square feet of rentable area. 55 Second Street was acquired for a purchase price, including transaction and working capital costs, of approximately $147,989,000. 55 Second Street is approximately 82% leased, including the KPMG, LLP lease described below, as of the date of this supplement. Approximately 72% of this building is leased to the following four tenants.

•	KPMG, LLP has entered into a lease for approximately 98,105 square feet, approximately 26% of the building’s rentable area. KPMG is a global firm consisting of nearly 100,000 professionals providing assurance, tax and legal and financial advisory services in over 700 cities located in approximately 145 countries throughout the world. KPMG’s lease is anticipated to commence January 1, 2005 for a term of 10 years and may be renewed for two consecutive five-year periods. Per the terms of the lease, the building shall be renamed the KPMG Building during the lease term and any option term.

•	Paul, Hastings, Janofsky & Walker, LLP leases approximately 73,708 square feet, approximately 19% of the building’s rentable area. Paul Hastings is an international law firm of approximately 950 attorneys which also has offices in Atlanta, Beijing, Hong Kong, London, Los Angeles, New York, Orange County, Paris, San Diego, Shanghai, Stamford (Connecticut), Tokyo and Washington, D.C. Paul Hastings’ lease expires in February 2017 and may be renewed for two consecutive five-year periods. The lease also provides for two full floor (or portion thereof) expansion options.

•	UPS Supply Chain Solutions, Inc. leases approximately 57,380 square feet, approximately 15% of the building’s rentable area. UPS Supply Chain Solutions is a subsidiary of United Parcel Service, Inc., an international package delivery firm. UPS Supply Chain Solutions’ lease expires in January 2012 and may be renewed for one five-year period.

•	Preston Gates & Ellis, LLP leases approximately 43,968 square feet, approximately 12% of the building’s rentable area. Preston Gates is an international law firm of over 400 attorneys with other offices in Anchorage, Beijing, Coeur d’Alene (Idaho), Hong Kong, Orange County, Portland, Seattle, Spokane and Taipei. This lease expires in February 2010 and may be renewed for one five-year period.

     No other tenant leases more than 10% of the building’s rentable area. The balance of the building is occupied by approximately three office tenants, one retail tenant and one tenant that leases both retail and office space. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for 55 Second Street during the past two years:

		Average Effective Annual
	Weighted Average	Gross Rent Per
	Occupancy(1)	Leased Sq. Ft.(2)
2002	80.17%	$48.40
2003	54.07%	$53.92

(1)	Weighted average occupancy reflects the completion and initial occupancy of 55 Second Street in February 2002.

(2)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s total rent revenue (including operating expense recoveries), determined in accordance with Generally Accepted Accounting Principles, by the weighted average square footage under lease during such year (annualized in 2002 as the building was not completed until February 2002).

     101 Second Street

     101 Second Street was designed by Skidmore, Owings & Merrill LLP, completed construction in 2000, and has 25 office stories with approximately 387,866 square feet of rentable area. The building was purchased for a purchase price, including transaction and working capital costs and prepayment and interest rate buy-down fees, of approximately $157,011,000. 101 Second Street is approximately 81% leased as of the date of this supplement.

     The primary tenant of this property is Thelen Reid & Priest, LLP. Thelen Reid is a law firm with over 400 attorneys nationwide, with other offices in New York, Florham Park (New Jersey), Los Angeles, Silicon Valley, and Washington, D.C. Thelen Reid leases approximately 135,788 square feet, or approximately 35% of the building’s rentable area. This lease expires in March 2012 and may be renewed for two consecutive five-year periods. Thelen Reid has an expansion option from November 2006 through July 2007 to expand into half of the 22nd Floor. Thelen Reid has a one-time option through November 2006 to terminate a portion of their space with a one-year notice with penalty and a separate termination option through November 2006 for another portion of their space with penalty.

     No other tenant currently leases more than 10% of the building’s rentable area. The balance of the building is occupied by approximately 12 office and two retail tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for 101 Second Street during the past five years:

		Average Effective Annual
	Weighted Average	Gross Rent Per
	Occupancy(1)	Leased Sq. Ft.(2)
1999	6.79%	$42.80
2000	87.62%	$45.40
2001	93.11%	$48.47
2002	88.73%	$47.66
2003	74.62%	$47.92

(1)	Although construction on 101 Second Street was completed in 2000, a portion of the property was substantially complete and ready for occupancy in November 1999.

(2)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s total rent revenue (including operating expense recoveries), determined in accordance with Generally Accepted Accounting Principles, by the weighted average square footage under lease during such year (annualized in 1999 as the building was occupied in November 1999).

     Lease Expirations for the Properties

     The following table lists, on an aggregate basis, all of the scheduled lease expirations over the balance of 2004 and each of the years ending December 31, 2005 through 2013. for the Properties. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area
			Percent of
Year	Number of Leases	Approximate Square Feet	Total Leasable Area
2004	—	—	—
2005	1	6,521	0.85%
2006	2	6,801	0.89%
2007	1	3,542	0.46%
2008	3	25,185	3.28%
2009	1	34,933	4.55%
2010	6	115,766	15.09%
2011	2	21,739	2.83%
2012	4	223,918	29.19%
2013	1	1,842	0.24%

Description of Debt Related to the Acquisition of 55 Second Street and 101 Second Street

     Mezzanine Loan Agreement

     In connection with the acquisition of the Properties, Hines 55/101 Second Street Mezzanine LP (“Hines 55/101 Mezz”), an indirect subsidiary of the Core Fund, entered into a mezzanine loan agreement with Prudential Mortgage Capital Company, LLC in the principal amount of $22,978,000. The mezzanine loan is secured by Hines 55/101 Mezz’s direct and indirect interests in Hines 55 and Hines 101 and is not recourse to either the Core Fund or the Company. This loan has a term of twelve months (subject to one six-month extension option), bears interest at a variable rate of 30-day LIBOR plus 3.75% and requires monthly installments of interest only for the stated term. Prepayment of the entire principal balance of this loan is permitted upon 30 days written notice.

     The mezzanine loan agreement also contains customary covenants and events of default, including, without limitation, payment defaults, cross-defaults to certain other agreements with respect to the Properties and bankruptcy-related defaults.

     Mortgage Loan Agreements

     In connection with the acquisition of 55 Second Street, Hines 55 secured financing from a subsidiary of Nippon Life Insurance Company (the “Mortgage Lender”) for a mortgage loan in the principal amount of $80,000,000. This loan has a term of ten years, bears interest at a fixed rate of 5.13% per annum, and requires monthly installments of interest only throughout the stated ten-year term. No prepayment of this loan is allowed for the first two years. Thereafter, prepayment is permitted with 60 days’ written notice subject to a prepayment fee. During the last 120 days of the term it may be prepaid at par.

     In connection with the acquisition of 101 Second Street, Hines 101 assumed a mortgage loan made by the Mortgage Lender, and agreed with the Mortgage Lender to modify the terms of the loan and to prepay a portion of the outstanding principal balance. After such modifications and partial prepayment, the loan had a principal amount of $75,000,000 at closing, matures on April 19, 2010, bears interest at a fixed rate of 5.13% per annum, and requires monthly installments of interest only throughout the remaining term. Prepayment is permitted with 60 days written notice subject to a prepayment fee. During the last 120 days of the term it may be prepaid at par.

     Each loan is secured by a mortgage on the real property to which it relates, the leases on each respective property, a security interest in personal property on each respective property and an assignment of the management agreement on each respective property. In addition, the loans are cross-collateralized and include cross-default provisions. Neither loan is recourse to the Core Fund or to the Company. Each loan agreement contains customary covenants and events of default, including, without limitation, payment defaults, cross-defaults to certain other agreements with respect to the Properties and bankruptcy-related defaults.